Novartis AG Postfach 4002 Basel Switzerland

May 11, 2010

BY FACSIMILE AND REGULAR MAIL

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                              Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2009

Filed January 26, 2010

File No. 001-15024

Dear Mr. Rosenberg:

This is in response to your letter addressed to Raymund Breu, our former Chief Financial Officer, dated April 30, 2010 setting forth comments regarding our filing, and seeking certain information.  For ease of reference, we set forth your comments below, followed by our responses.

Item 5. Operating and Financial Review and Prospects

Item 5.A Operating Results

CORE RESULTS AS DEFINED BY NOVARTIS, page 98

SEC Comment 1

We do not believe it is appropriate to present an entire non-IFRS income statement in an attempt to reconcile non-IFRS measures to IFRS measures since this gives undue prominence to the non-IFRS information. Therefore please revise your disclosure to reconcile each non-IFRS measure separately. Please refer to Question 102.10 of the Compliance and Disclosure Interpretations related to non-GAAP Financial Measures.

Novartis response

We have reviewed your comment and are aware of the applicable rules, and of the interpretation contained in Question 102.10 of the Compliance and Disclosure Interpretations related to non-GAAP Financial Measures.

In our view, our presentation of the reconciliation of IFRS measures to “core” measures on pages 98 and following of our Form 20-F is in compliance with the letter and the spirit of these requirements.  First, Item 10 of Regulation S-K requires us to disclose “a reconciliation (by schedule or other clearly understandable method)” (emphasis added).  Given the nature of the core measures we disclose, including the fact that reconciling adjustments exist on numerous line items on our income statement, we believe the presentation we provide is the most clearly understandable format among the available alternatives.  In our view, investor transparency is better served by the more comprehensive reconciliation we have given than through a disaggregated line-by-line approach to reconciliation, which we believe could lead to investor confusion.

We are aware of the staff’s view, set forth in Question 102.10 of the Compliance and Disclosure Interpretations related to non-GAAP Financial Measures, that, under certain circumstances, particular methods of presenting a full non-GAAP income statement for purposes of reconciling non-GAAP measures “may attach undue prominence to the non-GAAP information” — i.e., may cause the non-GAAP measures to be given greater prominence than the GAAP measures, in violation of Item 10 of Regulation S-K.

Nonetheless, while that may be the case under certain methods of presenting such reconciliation statements, we believe that the specific presentation of our reconciliation of IFRS measures to core measures does not give the core measures greater prominence over the IFRS measures.  Rather, we believe the IFRS measures are given equal or greater prominence over the core measures, and therefore are in compliance with Item 10 of Regulation S-K.

To begin with, on page 98 of our Form 20-F, we describe the concept of our core results.  We define the measures, explain why they provide useful supplemental information for investors, clarify that these core measures are not presented as IFRS measures, and caution investors that they should not be viewed as a substitute for IFRS measures as follows:

Despite the importance of these measures to management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, they have limits in usefulness to investors. Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.(1)

Following this introduction, we present two tables that reconcile IFRS results to core results.  In a brief introduction to the tables, and in the headings of the tables, the term “IFRS results” comes before the term “core results,” thus in our view giving the “IFRS results” at least equal, if not greater prominence over the “core results.”  Similarly, in the tables themselves, the IFRS results and core results are clearly labeled, and widely separated.  Reading left to right, the IFRS results are presented first — on the left — again giving the IFRS results at least equal prominence with the core results.  For this reason, in our view, our

(1) Even though Novartis called these core measures non-IFRS measures, on reflection we believe that under IFRS, these adjustments could be segregated in an IFRS income statement under IAS 1.

presentation on pages 99-104 of our Form 20-F is in compliance with Item 10 of Regulation S-K.

As a result of the above considerations we believe that our present reconciliation format is consistent with the Commission’s rules and guidance in this area, and enhances investors’ ability to understand our presentation.

SEC Comment 2

Please expand your disclosure to include how the tax effect on the adjustments between IFRS and core results was calculated. Please refer to Question 102.11 of the Compliance and Disclosure Interpretations related to non-GAAP Financial Measures.

Novartis Response

We have reviewed your comment and are aware of the interpretation contained in Question 102.11 of the Compliance and Disclosure Interpretations related to non-GAAP Financial Measures.  In preparing our 2009 Form 20-F, we used the alternate method, expressly permitted in the response to Question 102.11, of presenting the tax effect in one line in the reconciliation.  As a result, we believe that the guidance set forth in the response to question 102.11 is adequately addressed in our current disclosure.  However, to improve the existing disclosures, in response to the Staff’s comment, we plan to expand our disclosure on how the tax calculation is performed in the respective footnote commencing with our filing of our Form 20-F for 2010 as follows:

Taxes on the adjustments between IFRS and core results take into account for each individual item included in the adjustment, the tax rate that is applicable to the item in the jurisdiction where the adjustment arises.

Item 18. Financial Statements
Notes to the consolidated financial statements
1. Accounting Policies

Equity-based compensation, page F-16

SEC Comment 3

Please disclose the nature of your relationship with the market maker that calculates the fair value of the options and include the procedures you perform to validate the fair value information you receive.

Novartis response

Question 3 of your comment letter refers to our accounting policy paragraph on page F-16 of our Form 20-F entitled “Equity-based compensation.”  We have reviewed your question and the disclosure on page F-16, as well as a related disclosure on page 119, and it is our view after this further review that the disclosure on page F-16 unnecessarily focuses on the role of the market maker, rather than on our accounting policy with respect to Equity-based compensation.  While it is correct that an independent third-party market maker initially calculates the fair value of our options, we subsequently take a series of steps to validate the market maker’s valuation.  As a result, the valuation which results should be viewed as our own.  For these reasons, we will enhance the clarity of our disclosure on page F-16 commencing with the filing of our Form 20-F for 2010 by changing our disclosure as follows:

Equity-based compensation

The fair value of Novartis shares, Novartis American Depositary Shares (ADSs) and related options granted to associates as compensation are recognized as an expense over the related vesting or service period, adjusted to reflect actual and expected vesting levels. The charge for equity-based compensation is included in personnel expenses which are allocated to our functional costs. Novartis shares and ADSs are valued using the market value on grant date.  An option’s fair value at grant date is calculated using the trinomial valuation method. Accurately measuring the value of share options is difficult and requires an estimate of factors used in the valuation model. These key factors involve uncertain future events, expected share price volatility and expected dividend yield.

Research & development, page F-17:

SEC Comment 4

Refer to your policy for accounting for “upfront and milestone payments” in your other intangible assets accounting policy on page F-12 and your research and development accounting policy on page F-17. Please revise your disclosure to clarify how you determine whether an upfront or milestone payment represents a payment to a third party for research and/or development services, a payment for research and development assets, or both. For example, if the licensor to which you make an upfront or milestone payment was also obligated to perform research and/or development services related to the license (i.e. the research and development asset) you acquired, how under your accounting policy would you determine to what each upfront and milestone payment relates? If a payment, or a portion thereof, is for research and development services, please ensure your revised disclosure clarifies how you determine whether the payment is for services already received or for services to be received in the future and your accounting treatment.

Novartis response

Question 4 of your comment letter refers to the portion of our Research & development accounting policy regarding “upfront and milestone payments.”  In response to your question we will enhance the clarity of our disclosure commencing with the filing of our Form 20-F for 2010 by expanding our disclosure as follows:

Other intangible assets

All identifiable intangible assets acquired in a business combination are recognized at their fair value. Furthermore, all acquired R&D assets, including upfront and milestone payments on licensed or acquired compounds which are deemed to enhance the intellectual property of Novartis, are capitalized as intangible assets, even if uncertainties exist as to whether the R&D projects will ultimately be successful in producing a commercial product.

Payments made to third parties in order to in-license or acquire intellectual property rights, compounds and products (In-Process Research & Development assets, “IPR&D”), including initial upfront and subsequent milestone payments, are capitalized, as are payments for other assets, such as core technologies to be used in R&D activities. If additional payments are made to the originator company to continue to perform R&D activities, an evaluation is made as to the nature of the payments. Such additional payments will be expensed if such additional payments are deemed to be compensation for subcontracted R&D services not resulting in an additional transfer of intellectual property rights to Novartis.  By contrast, such additional payments will be capitalized if these additional payments are deemed to be compensation for the transfer to Novartis of additional intellectual property developed at the risk of the originator company. Subsequent internal R&D costs in relation to IPR&D and other assets are expensed, since the technical feasibility of the internal R&D activity can only be demonstrated by the receipt of marketing approval for a related product from a regulatory authority in a major market. Costs for post-approval studies performed to support the continued or expanded registration of a marketed product are recognized as marketing expenses.

SEC Comment 5

In your policy you state: “Costs of activities that are required by regulatory authorities as a condition for approval are charged to development expenses as they are incurred, unless the activities are conducted beyond the sale period. In this case the total estimated post-approval costs are expensed over the period in which related product sales are made.” As drafted the policy suggests that “beyond the sale period” activities necessary for approval may be capitalized and other activities necessary for approval are expensed as incurred, but does not clarify why. It is also unclear what the phrase “beyond the sale period” means, how it relates to the timing of “approval,” and to what “approval” you are referring. Please revise your disclosure to clearly articulate your policy. If your policy is to capitalize an “estimate” of post-approval costs, please ensure your disclosure explains the triggering event and criteria for capitalization and provide to us an accounting analysis with specific citations to relevant authoritative literature that supports your accounting policy.

Novartis response

In response to Question 5 of your comment letter we will enhance the clarity of our disclosure commencing with the filing of our Form 20-F for 2010 by expanding our disclosure as follows:

Costs for activities that are required by regulatory authorities as a condition for obtaining marketing approval are charged as development expenses as they are incurred in cases where it is anticipated that the related product will be sold over a longer period than the activities required to be performed to obtain the marketing approval. In the rare cases where costs related to the conditional approval need to be incurred over a period beyond that of the anticipated product sales, then the expected costs of these activities will be expensed over the shorter period of the anticipated product sales.

For the avoidance of doubt, all activities necessary as a condition to maintain a received approval, whether conditional or not, are expensed.

*       *       *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ JONATHAN SYMONDS	/s/ THOMAS WERLEN
Jonathan Symonds	Thomas Werlen
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group